Rules 4.7.3 and 4.10.3 ASX Listing Rules Appendix 4G (current at 17/7/2020) Page 1 Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations Name of entity Telix Pharmaceuticals Limited ABN/ARBN Financial year ended: 85 616 620 369 31 December 2025 Our corporate governance statement1 for the period above can be found at:2 ☒ This URL on our website: https://ir.telixpharma.com/governance/documents-charters The Corporate Governance Statement is accurate and up to date as at 20 February 2026 and has been approved by the Board. The annexure includes a key to where our corporate governance disclosures can be located.3 Date: 20 February 2026 Name of authorised officer authorising lodgement: Genevieve Ryan, Company Secretary 1 “Corporate governance statement” is defined in Listing Rule 19.12 to mean the statement referred to in Listing Rule 4.10.3 which discloses the extent to which an entity has followed the recommendations set by the ASX Corporate Governance Council during a particular reporting period. Listing Rule 4.10.3 requires an entity that is included in the official list as an ASX Listing to include in its annual report either a corporate governance statement that meets the requirements of that rule or the URL of the page on its website where such a statement is located. The corporate governance statement must disclose the extent to which the entity has followed the recommendations set by the ASX Corporate Governance Council during the reporting period. If the entity has not followed a recommendation for any part of the reporting period, its corporate governance statement must separately identify that recommendation and the period during which it was not followed and state its reasons for not following the recommendation and what (if any) alternative governance practices it adopted in lieu of the recommendation during that period. Under Listing Rule 4.7.4, if an entity chooses to include its corporate governance statement on its website rather than in its annual report, it must lodge a copy of the corporate governance statement with ASX at the same time as it lodges its annual report with ASX. The corporate governance statement must be current as at the effective date specified in that statement for the purposes of Listing Rule 4.10.3. Under Listing Rule 4.7.3, an entity must also lodge with ASX a completed Appendix 4G at the same time as it lodges its annual report with ASX. The Appendix 4G serves a dual purpose. It acts as a key designed to assist readers to locate the governance disclosures made by a listed entity under Listing Rule 4.10.3 and under the ASX Corporate Governance Council’s recommendations. It also acts as a verification tool for listed entities to confirm that they have met the disclosure requirements of Listing Rule 4.10.3. The Appendix 4G is not a substitute for, and is not to be confused with, the entity's corporate governance statement. They serve different purposes and an entity must produce each of them separately. 2 Tick whichever option is correct and then complete the page number(s) of the annual report, or the URL of the web page, where your corporate governance statement can be found. You can, if you wish, delete the option which is not applicable. 3 Throughout this form, where you are given two or more options to select, you can, if you wish, delete any option which is not applicable and just retain the option that is applicable. If you select an option that includes “OR” at the end of the selection and you delete the other options, you can also, if you wish, delete the “OR” at the end of the selection. See notes 4 and 5 below for further instructions on how to complete this form.

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations ASX Listing Rules Appendix 4G (current at 17/7/2020) Page 2 ANNEXURE – KEY TO CORPORATE GOVERNANCE DISCLOSURES Corporate Governance Council recommendation Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement: Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:5 PRINCIPLE 1 – LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT 1.1 A listed entity should have and disclose a board charter setting out: (a) the respective roles and responsibilities of its board and management; and (b) those matters expressly reserved to the board and those delegated to management. ☒ See our 2025 Corporate Governance Statement (refer to page 3) available at https://ir.telixpharma.com/governance/documents- charters. Telix’s Board Charter is available at https://ir.telixpharma.com/governance/documents-charters. ☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable 1.2 A listed entity should: (a) undertake appropriate checks before appointing a director or senior executive or putting someone forward for election as a director; and (b) provide security holders with all material information in its possession relevant to a decision on whether or not to elect or re-elect a director. ☒ See our 2025 Corporate Governance Statement (refer to pages 5-6) available at https://ir.telixpharma.com/governance/documents- charters. ☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable 1.3 A listed entity should have a written agreement with each director and senior executive setting out the terms of their appointment. ☒ See our 2025 Corporate Governance Statement (refer to page 4) available at https://ir.telixpharma.com/governance/documents- charters. ☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable 1.4 The company secretary of a listed entity should be accountable directly to the board, through the chair, on all matters to do with the proper functioning of the board. ☒ In our 2025 Corporate Governance Statement (refer to page 4) available at https://ir.telixpharma.com/governance/documents- charters. ☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable 4 Tick the box in this column only if you have followed the relevant recommendation in full for the whole of the period above. Where the recommendation has a disclosure obligation attached, you must insert the location where that disclosure has been made, where indicated by the line with “insert location” underneath. If the disclosure in question has been made in your corporate governance statement, you need only insert “our corporate governance statement”. If the disclosure has been made in your annual report, you should insert the page number(s) of your annual report (eg “pages 10-12 of our annual report”). If the disclosure has been made on your website, you should insert the URL of the web page where the disclosure has been made or can be accessed (eg “www.entityname.com.au/corporate governance/charters/”). 5 If you have followed all of the Council’s recommendations in full for the whole of the period above, you can, if you wish, delete this column from the form and re-format it.

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations ASX Listing Rules Appendix 4G (current at 17/7/2020) Page 3 Corporate Governance Council recommendation Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement: Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:5 1.5 A listed entity should: (a) have and disclose a diversity policy; (b) through its board or a committee of the board set measurable objectives for achieving gender diversity in the composition of its board, senior executives and workforce generally; and (c) disclose in relation to each reporting period: (1) the measurable objectives set for that period to achieve gender diversity; (2) the entity’s progress towards achieving those objectives; and (3) either: (A) the respective proportions of men and women on the board, in senior executive positions and across the whole workforce (including how the entity has defined “senior executive” for these purposes); or (B) if the entity is a “relevant employer” under the Workplace Gender Equality Act, the entity’s most recent “Gender Equality Indicators”, as defined in and published under that Act. If the entity was in the S&P / ASX 300 Index at the commencement of the reporting period, the measurable objective for achieving gender diversity in the composition of its board should be to have not less than 30% of its directors of each gender within a specified period. ☒ See our 2025 Corporate Governance Statement (refer to pages 10- 11) available at https://ir.telixpharma.com/governance/documents- charters. We have partially disclosed the information referred to in paragraph (c). Telix’s Belonging Policy is available at https://ir.telixpharma.com/governance/documents-charters. ☒ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable 1.6 A listed entity should: (a) have and disclose a process for periodically evaluating the performance of the board, its committees and individual directors; and (b) disclose for each reporting period whether a performance evaluation has been undertaken in accordance with that process during or in respect of that period. ☒ See our 2025 Corporate Governance Statement (refer to page 9) available at https://ir.telixpharma.com/governance/documents- charters. ☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations ASX Listing Rules Appendix 4G (current at 17/7/2020) Page 4 Corporate Governance Council recommendation Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement: Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:5 1.7 A listed entity should: (a) have and disclose a process for evaluating the performance of its senior executives at least once every reporting period; and (b) disclose for each reporting period whether a performance evaluation has been undertaken in accordance with that process during or in respect of that period. ☒ See in our 2025 Corporate Governance Statement (refer to page 10) available at https://ir.telixpharma.com/governance/documents- charters. ☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable PRINCIPLE 2 - STRUCTURE THE BOARD TO BE EFFECTIVE AND ADD VALUE 2.1 The board of a listed entity should: (a) have a nomination committee which: (1) has at least three members, a majority of whom are independent directors; and (2) is chaired by an independent director, and disclose: (3) the charter of the committee; (4) the members of the committee; and (5) as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or (b) if it does not have a nomination committee, disclose that fact and the processes it employs to address board succession issues and to ensure that the board has the appropriate balance of skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities effectively. ☒ See our 2025 Corporate Governance Statement (refer to page 9) available at https://ir.telixpharma.com/governance/documents- charters and in Item 6.C "Board Practices" of the Form 20-F in our 2025 Annual Report available at https://ir.telixpharma.com/reports. Telix’s Nomination Committee Charter is available at https://ir.telixpharma.com/governance/documents-charters. ☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable 2.2 A listed entity should have and disclose a board skills matrix setting out the mix of skills that the board currently has or is looking to achieve in its membership. ☒ See our 2025 Corporate Governance Statement (refer to pages 6-7) available at https://ir.telixpharma.com/governance/documents- charters. ☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations ASX Listing Rules Appendix 4G (current at 17/7/2020) Page 5 Corporate Governance Council recommendation Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement: Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:5 2.3 A listed entity should disclose: (a) the names of the directors considered by the board to be independent directors; (b) if a director has an interest, position, affiliation or relationship of the type described in Box 2.3 but the board is of the opinion that it does not compromise the independence of the director, the nature of the interest, position or relationship in question and an explanation of why the board is of that opinion; and (c) the length of service of each director. ☒ See our 2025 Corporate Governance Statement (refer to page 5) available at https://ir.telixpharma.com/governance/documents- charters. ☐ set out in our Corporate Governance Statement 2.4 A majority of the board of a listed entity should be independent directors. ☒ See our 2025 Corporate Governance Statement (refer to page 5) available at https://ir.telixpharma.com/governance/documents- charters. ☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable 2.5 The chair of the board of a listed entity should be an independent director and, in particular, should not be the same person as the CEO of the entity. ☒ See our 2025 Corporate Governance Statement (refer to page 5) available at https://ir.telixpharma.com/governance/documents- charters. ☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable 2.6 A listed entity should have a program for inducting new directors and for periodically reviewing whether there is a need for existing directors to undertake professional development to maintain the skills and knowledge needed to perform their role as directors effectively. ☒ See our 2025 Corporate Governance Statement (refer to page 6) available at https://ir.telixpharma.com/governance/documents- charters. ☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable PRINCIPLE 3 – INSTIL A CULTURE OF ACTING LAWFULLY, ETHICALLY AND RESPONSIBLY 3.1 A listed entity should articulate and disclose its values. ☒ See our 2025 Corporate Governance Statement (refer to page 12) available at https://ir.telixpharma.com/governance/documents- charters. Telix’s values are available at https://telixpharma.com/our- company/purpose-mission-values/. ☐ set out in our Corporate Governance Statement

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations ASX Listing Rules Appendix 4G (current at 17/7/2020) Page 6 Corporate Governance Council recommendation Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement: Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:5 3.2 A listed entity should: (a) have and disclose a code of conduct for its directors, senior executives and employees; and (b) ensure that the board or a committee of the board is informed of any material breaches of that code. ☒ See our 2025 Corporate Governance Statement (refer to page 12) available at https://telixpharma.com/investor-centre/corporate- governance/. Telix’s Code of Conduct is available at https://telixpharma.com/investor-centre/corporate-governance/ ☐ set out in our Corporate Governance Statement 3.3 A listed entity should: (a) have and disclose a whistleblower policy; and (b) ensure that the board or a committee of the board is informed of any material incidents reported under that policy. ☒ See our 2025 Corporate Governance Statement (refer to page 13) available at https://ir.telixpharma.com/governance/documents- charters. Telix’s Whistleblower Protection Policy is available at https://ir.telixpharma.com/governance/documents-charters ☐ set out in our Corporate Governance Statement 3.4 A listed entity should: (a) have and disclose an anti-bribery and corruption policy; and (b) ensure that the board or committee of the board is informed of any material breaches of that policy. ☒ See our 2025 Corporate Governance Statement (refer to page 13) available at https://ir.telixpharma.com/governance/documents- charters. Telix’s Anti-Bribery and Anti-Corruption Policy is available at https://ir.telixpharma.com/governance/documents-charters ☐ set out in our Corporate Governance Statement

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations ASX Listing Rules Appendix 4G (current at 17/7/2020) Page 7 Corporate Governance Council recommendation Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement: Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:5 PRINCIPLE 4 – SAFEGUARD THE INTEGRITY OF CORPORATE REPORTS 4.1 The board of a listed entity should: (a) have an audit committee which: (1) has at least three members, all of whom are non- executive directors and a majority of whom are independent directors; and (2) is chaired by an independent director, who is not the chair of the board, and disclose: (3) the charter of the committee; (4) the relevant qualifications and experience of the members of the committee; and (5) in relation to each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or (b) if it does not have an audit committee, disclose that fact and the processes it employs that independently verify and safeguard the integrity of its corporate reporting, including the processes for the appointment and removal of the external auditor and the rotation of the audit engagement partner. ☒ See our 2025 Corporate Governance Statement (refer to page 8) available at https://ir.telixpharma.com/governance/documents- charters and in Item 6.C "Board Practices" of the Form 20-F in our 2025 Annual Report available at https://ir.telixpharma.com/reports.. Telix’s Audit and Risk Committee Charter is available at https://ir.telixpharma.com/governance/documents-charters. ☐ set out in our Corporate Governance Statement 4.2 The board of a listed entity should, before it approves the entity’s financial statements for a financial period, receive from its CEO and CFO a declaration that, in their opinion, the financial records of the entity have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively. ☒ See our 2025 Corporate Governance Statement (refer to page 15) available at https://ir.telixpharma.com/governance/documents- charters. ☐ set out in our Corporate Governance Statement 4.3 A listed entity should disclose its process to verify the integrity of any periodic corporate report it releases to the market that is not audited or reviewed by an external auditor. ☒ See our 2025 Corporate Governance Statement (refer to page 15) available at https://ir.telixpharma.com/governance/documents- charters. ☐ set out in our Corporate Governance Statement

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations ASX Listing Rules Appendix 4G (current at 17/7/2020) Page 8 Corporate Governance Council recommendation Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement: Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:5 PRINCIPLE 5 – MAKE TIMELY AND BALANCED DISCLOSURE 5.1 A listed entity should have and disclose a written policy for complying with its continuous disclosure obligations under listing rule 3.1. ☒ See our 2025 Corporate Governance Statement (refer to page 16) available at https://ir.telixpharma.com/governance/documents- charters. Telix’s Continuous Disclosure Policy available at https://ir.telixpharma.com/governance/documents-charters. ☐ set out in our Corporate Governance Statement 5.2 A listed entity should ensure that its board receives copies of all material market announcements promptly after they have been made. ☒ See our 2025 Corporate Governance Statement (refer to page 16) available at https://ir.telixpharma.com/governance/documents- charters. ☐ set out in our Corporate Governance Statement 5.3 A listed entity that gives a new and substantive investor or analyst presentation should release a copy of the presentation materials on the ASX Market Announcements Platform ahead of the presentation. ☒ See our 2025 Corporate Governance Statement (refer to page 16) available at https://ir.telixpharma.com/governance/documents- charters. ☐ set out in our Corporate Governance Statement PRINCIPLE 6 – RESPECT THE RIGHTS OF SECURITY HOLDERS 6.1 A listed entity should provide information about itself and its governance to investors via its website. ☒ Information about Telix and its governance is available at https://telixpharma.com/ and in our 2025 Corporate Governance Statement (refer to page 17) available at https://ir.telixpharma.com/governance/documents-charters. ☐ set out in our Corporate Governance Statement 6.2 A listed entity should have an investor relations program that facilitates effective two-way communication with investors. ☒ See our 2025 Corporate Governance Statement (refer to page 17) available at https://ir.telixpharma.com/governance/documents- charters. ☐ set out in our Corporate Governance Statement 6.3 A listed entity should disclose how it facilitates and encourages participation at meetings of security holders. ☒ See our 2025 Corporate Governance Statement (refer to page 17) available at https://ir.telixpharma.com/governance/documents- charters. ☐ set out in our Corporate Governance Statement

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations ASX Listing Rules Appendix 4G (current at 17/7/2020) Page 9 Corporate Governance Council recommendation Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement: Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:5 6.4 A listed entity should ensure that all substantive resolutions at a meeting of security holders are decided by a poll rather than by a show of hands. ☒ See our 2025 Corporate Governance Statement (refer to page 17) available at https://ir.telixpharma.com/governance/documents- charters. ☐ set out in our Corporate Governance Statement 6.5 A listed entity should give security holders the option to receive communications from, and send communications to, the entity and its security registry electronically. ☒ See our 2025 Corporate Governance Statement (refer to page 16) available at https://ir.telixpharma.com/governance/documents- charters. ☐ set out in our Corporate Governance Statement PRINCIPLE 7 – RECOGNISE AND MANAGE RISK 7.1 The board of a listed entity should: (a) have a committee or committees to oversee risk, each of which: (1) has at least three members, a majority of whom are independent directors; and (2) is chaired by an independent director, and disclose: (3) the charter of the committee; (4) the members of the committee; and (5) as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or (b) if it does not have a risk committee or committees that satisfy (a) above, disclose that fact and the processes it employs for overseeing the entity’s risk management framework. ☒ See our 2025 Corporate Governance Statement (refer to page 8) available at https://ir.telixpharma.com/governance/documents- charters and in Item 6.C "Board Practices" of the Form 20-F in our 2025 Annual Report available at https://ir.telixpharma.com/reports.. Telix’s Audit and Risk Committee Charter is available at https://ir.telixpharma.com/governance/documents-charters. ☐ set out in our Corporate Governance Statement 7.2 The board or a committee of the board should: (a) review the entity’s risk management framework at least annually to satisfy itself that it continues to be sound and that the entity is operating with due regard to the risk appetite set by the board; and (b) disclose, in relation to each reporting period, whether such a review has taken place. ☒ See our 2025 Corporate Governance Statement (refer to pages 13) available at https://ir.telixpharma.com/governance/documents- charters. ☐ set out in our Corporate Governance Statement

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations ASX Listing Rules Appendix 4G (current at 17/7/2020) Page 10 Corporate Governance Council recommendation Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement: Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:5 7.3 A listed entity should disclose: (a) if it has an internal audit function, how the function is structured and what role it performs; or (b) if it does not have an internal audit function, that fact and the processes it employs for evaluating and continually improving the effectiveness of its governance, risk management and internal control processes. ☒ [If the entity complies with paragraph (a):] See our 2025 Corporate Governance Statement (refer to page 15) available at https://ir.telixpharma.com/governance/documents- charters. ☐ set out in our Corporate Governance Statement 7.4 A listed entity should disclose whether it has any material exposure to environmental or social risks and, if it does, how it manages or intends to manage those risks. ☒ See our 2025 Corporate Governance Statement (refer to page 16) available at https://ir.telixpharma.com/governance/documents- charters. Also our Sustainability report in our 2025 Annual Report (refer to pages 19 - 50) available at https://ir.telixpharma.com/reports. ☐ set out in our Corporate Governance Statement PRINCIPLE 8 – REMUNERATE FAIRLY AND RESPONSIBLY 8.1 The board of a listed entity should: (a) have a remuneration committee which: (1) has at least three members, a majority of whom are independent directors; and (2) is chaired by an independent director, and disclose: (3) the charter of the committee; (4) the members of the committee; and (5) as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or (b) if it does not have a remuneration committee, disclose that fact and the processes it employs for setting the level and composition of remuneration for directors and senior executives and ensuring that such remuneration is appropriate and not excessive. ☒ See our 2025 Corporate Governance Statement (refer to page 9) available at https://ir.telixpharma.com/governance/documents- charters and in Item 6.C "Board Practices" of the Form 20-F in our 2025 Annual Report available at https://ir.telixpharma.com/reports. Telix’s People Committee Charter is available at https://ir.telixpharma.com/governance/documents-charters. ☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations ASX Listing Rules Appendix 4G (current at 17/7/2020) Page 11 Corporate Governance Council recommendation Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement: Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:5 8.2 A listed entity should separately disclose its policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives. ☒ See our 2025 Corporate Governance Statement (refer to page 9) available at https://ir.telixpharma.com/governance/documents- charters. Also see our Remuneration report and Item 6.A "Directors and Senior Management" and 6.B "Compensation" of the Form 20-F in our 2025 Annual Report available at https://ir.telixpharma.com/reports. ☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable 8.3 A listed entity which has an equity-based remuneration scheme should: (a) have a policy on whether participants are permitted to enter into transactions (whether through the use of derivatives or otherwise) which limit the economic risk of participating in the scheme; and (b) disclose that policy or a summary of it. ☒ See our 2025 Corporate Governance Statement (refer to page 17) available at https://ir.telixpharma.com/governance/documents- charters. Telix’s Securities Dealing Policy is available at https://ir.telixpharma.com/governance/documents-charters. ☐ set out in our Corporate Governance Statement OR ☐ we do not have an equity-based remuneration scheme and this recommendation is therefore not applicable OR ☐ we are an externally managed entity and this recommendation is therefore not applicable ADDITIONAL RECOMMENDATIONS THAT APPLY ONLY IN CERTAIN CASES 9.1 A listed entity with a director who does not speak the language in which board or security holder meetings are held or key corporate documents are written should disclose the processes it has in place to ensure the director understands and can contribute to the discussions at those meetings and understands and can discharge their obligations in relation to those documents. ☒ Not applicable ☐ set out in our Corporate Governance Statement OR ☒ we do not have a director in this position and this recommendation is therefore not applicable OR ☐ we are an externally managed entity and this recommendation is therefore not applicable 9.2 A listed entity established outside Australia should ensure that meetings of security holders are held at a reasonable place and time. ☒ Not applicable ☐ set out in our Corporate Governance Statement OR ☒ we are established in Australia and this recommendation is therefore not applicable OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations ASX Listing Rules Appendix 4G (current at 17/7/2020) Page 12 Corporate Governance Council recommendation Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement: Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:5 9.3 A listed entity established outside Australia, and an externally managed listed entity that has an AGM, should ensure that its external auditor attends its AGM and is available to answer questions from security holders relevant to the audit. ☒ Not applicable ☐ set out in our Corporate Governance Statement OR ☒ we are established in Australia and not an externally managed listed entity and this recommendation is therefore not applicable ☐ we are an externally managed entity that does not hold an AGM and this recommendation is therefore not applicable ADDITIONAL DISCLOSURES APPLICABLE TO EXTERNALLY MANAGED LISTED ENTITIES - Alternative to Recommendation 1.1 for externally managed listed entities: The responsible entity of an externally managed listed entity should disclose: (a) the arrangements between the responsible entity and the listed entity for managing the affairs of the listed entity; and (b) the role and responsibility of the board of the responsible entity for overseeing those arrangements. ☒ Not applicable ☐ set out in our Corporate Governance Statement - Alternative to Recommendations 8.1, 8.2 and 8.3 for externally managed listed entities: An externally managed listed entity should clearly disclose the terms governing the remuneration of the manager. ☒ Not applicable ☐ set out in our Corporate Governance Statement

2025 Corporate Governance Statement The Telix Pharmaceuticals Limited (Telix or the Company) Board of Directors (Board) is pleased to present Telix’s Corporate Governance Statement for the financial year ended December 31, 2025. The Board is committed to achieving and demonstrating standards of corporate governance appropriate to the size and operations of Telix and its subsidiaries (Telix Group). We continuously refine and improve Telix’s governance framework and practices to ensure they meet the interests of shareholders and other key stakeholders. The Board believes good corporate governance: • is an integral part of the culture and business practices of Telix; • will add to Telix’s performance to create shareholder value, while having regard to other stakeholders; and • is a key part of our enterprise risk management framework (ERMF). This Corporate Governance Statement sets out the corporate governance framework during 2025 and currently in place for the Telix Group, including the key policies and practices, consistent with the: • ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations 4th edition (ASX Principles) available at asx.com.au, where permitted by applicable legal requirements; and • additional corporate governance requirements related to our convertible bonds listed on the Singapore Exchange Securities Trading Limited (SGX), our listing on the Nasdaq Global Stock Market (Nasdaq) and our registration with the Securities and Exchange Commission (SEC) in the United States (U.S.). This statement is current as at February 20, 2026 and has been approved by the Board. 1

2025 corporate governance highlights Board renewal The Board was pleased to appoint Marie McDonald as Non-Executive Director and Chair of the People Committee in March 2025. Mark Nelson, long-standing Non-Executive Director since the Company's listing on the ASX was appointed as Interim Chair following Tiffany Olson's resignation on February 3, 2026. Our Board is committed to strong stewardship and governance of the Company and is in advanced stages of a process to appoint new Non-Executive Directors and a new permanent independent Chair as soon as feasible. Committees, charters and policies During the year and in line with renewal of the Board, our Board established a new People Committee and Nomination Committee, and updated our Board and Committee Charters and key corporate governance policies for currency of delegated responsibility, applicable laws and practice (as applicable). On February 3, 2026, Mark Nelson was appointed as Chair of the Nomination Committee and Disclosure Committee and as a member of the People Committee, Marie McDonald was appointed as a member of the Audit and Risk Committee, and Jann Skinner was appointed as a member of the Nomination Committee. Investor engagement We facilitated several investor engagement events and held our hybrid Annual General Meeting in May 2025. Site visits The Board visited our Americas headquarters in Indianapolis, U.S. in August 2025 and European headquarters and manufacturing facility in Brussels South, Belgium in November 2025 and met with local leadership teams, other top talent and key partners. The following table indicates where each of the ASX Principles is dealt with in this statement. ASX Principles Section in this Statement Principle 1 – Lay solid foundations for management and oversight 1, 2, 3 Principle 2 – Structure the Board to be effective and add value 1, 2 Principle 3 – Instil a culture of acting lawfully, ethically and responsibly 4 Principle 4 – Safeguard the integrity of corporate reports 2, 5 Principle 5 – Make timely and balanced disclosure 6 Principle 6 – Respect the rights of security holders 7 Principle 7 – Recognise and manage risk 2, 5 Principle 8 – Remunerate fairly and responsibly 2 2

1. Board of Directors Reference documents • Board Charter • Audit and Risk Committee Charter • Disclosure Committee Charter • Nomination Committee Charter • People Committee Charter 1.1. Role of the Board The Board has ultimate responsibility for overseeing Telix’s governance. The Board has a formal Charter documenting its membership, operating procedures and the allocation of responsibilities between the Board and the Managing Director and Group Chief Executive Officer (MD & CEO) and Group Executive Team (GET). As outlined in the Board Charter, the Board’s key responsibilities are to: • approve Telix’s purpose and strategic objectives; • approve Telix's values, Code of Conduct and monitor culture; • set the risk appetite within which the Board expects management to operate; • act to protect and optimize the performance of Telix and build sustainable value for shareholders; • determine Board succession planning; • select, appoint, remove and evaluate the performance, determine the remuneration, and plan succession of the MD & CEO and other members of the GET; and • oversee the management, performance, and corporate governance frameworks of Telix, including ensuring that mechanisms are in place for making timely and balanced disclosures to shareholders and the market relating to Telix’s performance and major developments affecting its state of affairs. The Board Charter was updated during the year for currency of practice and responsibilities delegated by the Board to its Committees and available at ir.telixpharma.com/governance/documents-charters. 1.2. Delegation The Board has delegated the day-to-day management of Telix, and the implementation of approved strategies and business plans, to the MD & CEO, who in turn delegates to the GET and other executives (as appropriate). To implement this, Telix has a Delegated Authorities Policy that sets out the decision-making powers which may be exercised at various levels of management. The matters reserved to, or key responsibilities of, the Board are set out in the Board Charter. The Board has delegated authority to four Board Committees, which assist the Board by examining and overseeing various issues and making certain recommendations to the Board. The diagram below depicts how the Board and management operate to achieve our purpose and mission. A description of each Committee and its responsibilities is set out in section 2 of this statement. The Board may also delegate specific responsibilities to ad hoc Committees from time to time. 3

1.3. Board processes Telix has entered into a written agreement with each Non-Executive Director (NED) and Executive Key Management Personnel (together, KMP) setting out the terms of their appointment, including their respective roles and responsibilities and Board expectations. The Company Secretary, Ms Genevieve Ryan, monitors the Board and Committee policies and procedures and assists the Board and its Committees on governance matters. The Company Secretary is accountable to the Board, through the Board Chair and the MD & CEO, on all matters to do with the proper functioning of the Board. All Directors have access to the Company Secretary for advice and services relating to their Board duties. The Board approves any appointment or removal of the Company Secretary. Directors are entitled to access independent professional advice at Telix’s expense to assist them in fulfilling their responsibilities. Details of Board and Committee meetings held during the year and individual Directors’ attendance at these meetings can be found in Item 6.C "Board Practices" of the Form 20-F in our 2025 Annual Report available at ir.telixpharma.com/reports. 4

TELIX PHARMACEUTICALS 2025 CORPORATE GOVERNANCE STATEMENT

1.4. Board composition

Throughout the 2025 financial year, there were between five and seven Directors on the Board, with details shown in the following table.

Director	Appointment date	2025 tenure	Independent/Non-independent
H K McCann	17 September 2017	Retired 21 May 2025	Independent NED and Chair
T Olson[1]	31 March 2022	Full year	Independent NED and Chair
C Behrenbruch	3 January 2017	Full year	Non-independent Executive Managing Director and Group CEO
M McDonald	3 March 2025	From appointment	Independent NED
M Nelson[2]	17 September 2017	Full year	Independent NED
J Skinner	19 June 2018	Full year	Independent NED
A Whitaker	7 April 2025	Resigned 29 April 2025	Independent NED

[1] Appointed Board Chair effective on retirement of H K McCann on May 21, 2025. Resigned on February 3, 2026.

[2] Appointed Interim Board Chair on February 3, 2026.

1.5. Director independence

The majority of the Board comprises independent NEDs.

The Board considers a Director to be independent where they are free of any interest, position or relationship that might influence, or could reasonably be perceived to influence, in a material respect, their capacity to bring independent judgment to bear on issues before the Board and to act in the best interests of Telix as a whole, rather than in the interests of an individual shareholder or other third party.

The Board assesses the independence of new Directors on appointment, with assistance from the Nomination Committee, and makes an annual assessment of each NED to determine whether it considers the Director to be independent for ASX and Nasdaq listing purposes, having regard to the relationships affecting the independent status of a Director as described in the ASX Principles, applicable Nasdaq listing rules and SEC requirements, and any other matters the Board considers relevant.

The Board has determined that all of its currently serving NEDs are independent and were independent for the duration of the reporting period (as applicable). The Interim Board Chair, Mark Nelson, is an independent NED. The responsibilities of the Board Chair are described in the Board Charter. The roles of the Board Chair and the MD & CEO are exercised by separate individuals.

The Board considers that there is currently an appropriate diversity of tenure represented among the NEDs. The Board believes that having Directors with a range of tenure is beneficial to the functioning and effectiveness of the Board, as it results in having a mix of corporate experience and knowledge, as well as new ideas and perspectives represented on the Board. All NEDs are expected to continue as Directors only for so long as they have the confidence of their fellow Directors and of Telix's shareholders.

1.6. Conflicts of interest

Directors must keep the Board advised, on an ongoing basis, of any interest that could potentially conflict with their duties to the Company. The Board has developed procedures to assist Directors to disclose potential conflicts of interest.

Where the Board believes that a significant conflict exists for a Director on a Board matter, appropriate restrictions or conditions are imposed, which may include, but are not limited to, the Director concerned not receiving the relevant Board papers, not being present at the meeting whilst the item is considered and not voting on the matter, or the Director relinquishing the private interest concerned.

1.7. Director nomination and appointment

Before appointing a Director (or GET member), or nominating a Director for election, Telix undertakes appropriate background and reference checks, including the person's character, experience, education, criminal record and bankruptcy history.

5

Telix provides its shareholders with all material information in its possession relevant to a decision on whether to elect or re-elect a NED in its notice of Annual General Meeting (AGM). Prior to the expiry of a NEDs current term of office, the Board, with assistance from the Nomination Committee, reviews that NEDs performance and determines whether to recommend that NED for re-election by shareholders. 1.8. Director induction and development Telix provides an induction program to assist new Directors to gain an understanding of: • Telix’s financial, strategic and operational risk management position; • the culture and values of Telix; • the rights, duties, responsibilities and expectations of Directors; • the roles and responsibilities of the GET and other senior executives; • the role of the Board Committees; • Board and Committee meeting arrangements; and • Director interactions with each other, the GET, other senior executives and stakeholders. In addition to the briefing papers, agendas and related information regularly supplied to Directors, the Board has an education program designed to give Directors further insight into the operation of Telix’s business, and to provide opportunities for Directors to develop and maintain the skills and knowledge needed to effectively perform their role as Directors. The program includes education on key developments relating to Telix and the industry and environment within which it operates. As part of this program, Directors visit Telix’s corporate sites and facilities, including operating sites in the U.S. and Europe, and attend meetings and information sessions with Telix’s local management and other key partners. In August 2025, the Board visited Telix’s corporate headquarters in Indianapolis, U.S. and met with the Telix leadership team and other top talent domiciled in North America. In November 2025, the Board visited our headquarters and manufacturing facility in Brussels South and met with the EMEA leadership team, other top talent and key partners. 1.9. Board skills and experience The Board, with assistance from the Nomination Committee, is focused on maintaining an appropriate mix of skills and diversity in its membership and, currently, includes a range of skills, experience and background in relevant industry experience, corporate governance, global regulatory experience, finance and/or assurance acumen, risk and compliance management, environmental, social and governance management, performance and governance, as well as diversity. The skills attributed to each Director also recognizes their experience acquired through previous executive or NED roles. The Board has access to the Company’s GET and other senior executives, and external consultants for required expertise. The Board skills matrix, as at the date of this statement, is set out below and describes the capabilities that the Board considers necessary to support Telix’s ongoing growth and fulfilling its strategic objectives. Details of the qualifications, skills and experience of Directors can also be found in Item 6.A "Directors and Senior Management" of the Form 20-F in our 2025 Annual Report, available at ir.telixpharma.com/reports. The Board additionally considers that each Director has sufficient time to undertake the role and commitment to upholding strong corporate governance. The Board considers that collectively its Directors have the appropriate range of skills, experience and attributes necessary to direct Telix’s business and achieve Telix’s strategic objectives. In line with Telix's growth trajectory and dual-listing on Nasdaq, the Board intends to make new NED appointments, including a permanent independent Board Chair, as soon as feasible. 6

7 100% Experience in developing and implementing enterprise-wide successful strategies, and an effective capital management framework, including appropriately questioning and challenging management on the delivery of agreed strategic planning objectives. Board skill category % of Board Skill description Relevant industry experience 50% Experience in relevant industries, including biopharmaceuticals, radiopharmaceuticals, global pharmaceutical sales and marketing, pharmaceutical manufacturing, global supply chain and distribution and a deep understanding of patient focus. Global corporate experience 50% Global experience on board or management of geographically diverse publicly listed organizations, including strong understanding of the North American capital markets. Commercial partnering, mergers and acquisitions 100% Experience in planning, managing, directing or advising on mergers, acquisitions, divestments, portfolio optimization, delivering funding solutions, and commercial partnering. Financial and/or assurance acumen 100% Experience in financial accounting and reporting, corporate finance and/or restructuring, corporate transactions, assurance, including ability to evaluate the adequacies of financial and risk controls and understand key financial drivers of the business. Risk and compliance management 100% Experience and deep understanding of risk management and compliance frameworks and controls, ability to identify and oversee mitigation strategies for emerging risk and compliance issues in the organization. People, culture and remuneration 100% Experience in leading people, oversight of culture and organizational design, remuneration frameworks that attract and retain a high caliber workforce and a culture that promotes performance, diversity and inclusion. Strategic thinking Environmental, social and governance 50% Experience in management, performance and governance of sustainability, environmental and social responsibility initiatives, risks and opportunities including in relation to climate change.

2. Board and its Committees Reference documents • Board Charter • Audit and Risk Committee Charter • Disclosure Committee Charter • Nomination Committee Charter • People Committee Charter • 2025 Annual Report 2.1. Board Committees Telix has four Board Committees: • Audit and Risk Committee; • Disclosure Committee; • Nomination Committee; and • People Committee. Each Committee is governed by a separate formal Charter, setting out its composition, functions and responsibilities. The Board and Committee Charters were updated during the year for currency of practice and delegated responsibilities, including following establishment of the People Committee and Nomination Committee, and dissolution of the People, Culture, Nomination and Remuneration Committee. Each Committee Charter is approved by the Board and is available at ir.telixpharma.com/governance/documents-charters. Details of the number of Committee meetings held during the year and individual Directors’ attendance at these meetings can be found in Item 6.C "Board Practices" of the Form 20-F in our 2025 Annual Report, available at ir.telixpharma.com/ reports. A summary of each Committee’s membership, composition and role is set out in the following table. Audit and Risk Committee (ARC) The ARC’s Charter, including its responsibilities, can be found at: ir.telixpharma.com/ governance/documents- charters • Jann Skinner (Chair) • Marie McDonald • Mark Nelson • At least three NEDs; each of whom must be independent. • All members must be able to read and understand fundamental financial statements, and at least one member must have financial expertise, including one member who satisfies the financial expert requirements under SEC rules. • An independent Chair who is not the Board Chair. The role of the ARC is to assist the Board in discharging its responsibilities relating to the: • oversight of the quality, accuracy and integrity of financial and other periodic corporate reporting • identification and management of key risks, including financial and non- financial risks • oversight of compliance with relevant laws and regulations • oversight of the adequacy of the internal control framework • oversight of Telix's sustainability performance and reporting (including related to climate change). The ARC is also responsible for oversight of the internal and external audit functions. Committee Members Composition Role 8

Disclosure Committee (DC) The DC’s Charter, including its responsibilities, can be found at: ir.telixpharma.com/ governance/documents- charters • Mark Nelson (Chair) • Christian Behrenbruch • Darren Smith • Genevieve Ryan (Company Secretary) • Jann Skinner (for financial related disclosures) • Board Chair, MD & CEO, Group Chief Financial Officer (CFO), Company Secretary, and Chair of the ARC (for financial related disclosures). The role of the DC is to assist the Board to discharge its responsibility with the Company’s continuous disclosure obligations. The DC reviews and approves all material announcements to the market, where not approved by the full Board. Nomination Committee (NC) The NC’s Charter, including its responsibilities, can be found at: ir.telixpharma.com/ governance/documents- charters • Mark Nelson (Chair) • Marie McDonald • Jann Skinner • At least three independent NEDs. • Chaired by the Board Chair or other appointed independent NED. The role of the NC is to assist the Board in fulfilling its responsibilities relating to: • the size, composition and organization of the Board and its Committees • the process for evaluation of Board and Committee performance • Board and MD & CEO succession planning • induction and ongoing Director development. People Committee (PC) The PC’s Charter, including its responsibilities, can be found at: ir.telixpharma.com/ governance/ documents- charters • Marie McDonald (Chair) • Mark Nelson • Jann Skinner • At least three independent NEDs. • Chaired by an independent NED. The role of the PC is to assist the Board in fulfilling its oversight responsibilities to shareholders in respect of: • the Group's people, culture and remuneration policies and practices • GET appointment, succession planning, remuneration and performance • the Group's workplace health and safety program • workplace belonging initiatives. Committee Members Composition Role 2.2. Remuneration of Key Management Personnel Telix is committed to ensuring that it has competitive remuneration and people and culture policies and practices that offer appropriate and fair rewards to Directors and employees in the countries in which they are employed, while at the same time aligning the interests of KMP with that of Telix’s shareholders. Details regarding the activities of the People Committee during the reporting period, along with a summary of its responsibilities, and Telix’s remuneration policies and practices, including regarding the remuneration of the Company’s KMP, are set out in the Remuneration report and Item 6.A "Directors and Senior Management" and 6.B "Compensation" of the Form 20-F in our 2025 Annual Report, available at ir.telixpharma.com/reports. 2.3. Performance evaluation The Nomination Committee oversees the annual process for reviewing the performance of the Board and its Committees. The effectiveness of the Board and its Committees is assessed against the roles and responsibilities set out in the Board Charter and each Committee Charter. Matters considered in the evaluation include the: • conduct of Board and Committee meetings, including the effectiveness of discussion and debate at those meetings; • effectiveness of the Board and Committee processes and relationship with management, including the timeliness and quality of meeting agendas, Board and Committee papers and Company Secretariat support; • oversight of strategy, business performance and culture, and ERMF effectiveness; and • composition of the Board and each Committee, focusing on the skills, experience and diversity of the Directors necessary to enable it to oversee the delivery of Telix’s strategic objectives and applicable Committee responsibilities. During 2025, the Board undertook an internal evaluation of its effectiveness and performance, with appropriate findings to be implemented by the Board. 9

The People Committee, working with the Board, is responsible for overseeing the process for assessing the performance of the MD & CEO. The MD & CEO evaluates the performance of the GET and makes recommendations to the People Committee and Board. These evaluations are based on Telix’s performance against annual corporate objectives for the financial year and alignment to the Company’s values. These performance evaluations took place in accordance with the processes described above during 2025. Further information about the performance of executive KMP is set out in the Remuneration report and Item 6.A "Directors and Senior Management" and 6.B "Compensation" of the Form 20-F in our 2025 Annual Report, available at ir.telixpharma.com/ reports. 3. Belonging at Telix Reference documents • Belonging Policy • Code of Conduct 3.1. A culture of belonging At Telix, we are dedicated to creating a workplace where every employee feels a sense of belonging, is treated with respect, and can thrive. Since we serve patients from diverse communities, it is essential that our workforce reflects a wide range of perspectives, experiences, and skills to meet their needs with empathy and excellence. A sense of belonging empowers our team to contribute their best to this mission. We believe every employee has the right to fair treatment, equal access to opportunity, and employment opportunities based on merit. This principle forms the foundation of our approach to recruitment, development, performance, evaluation and advancement. By basing roles, promotions, and learning opportunities on capability, contribution, and potential, we foster an environment where individuals can grow confidently, knowing their achievements and aspirations are recognized fairly and consistently. A culture of belonging also requires that people feel safe to speak up, supported to contribute, and empowered to participate fully in their work. Our policies, leadership behaviors, and people processes are designed to promote transparency, accountability, and respectful interactions across all teams and regions. We continue to strengthen our employee experience by identifying and removing barriers to participation, ensuring that every colleague - regardless of background or location - can access the resources, development, and support necessary to thrive at Telix. By embedding belonging and merit-based practice into how we work, we strengthen our culture, enhance collaboration, and ensure we are equipped to serve the diverse patient communities who rely on our science. Where we report our workforce composition data to government agencies we endeavor to comply with local requirements and expectations. Any external statement or workforce reporting by Telix will be consistent with such requirements at the time of reporting using best available information. Telix’s Belonging Policy, available on ir.telixpharma.com/governance/documents-charters, is integral to our overall People and Culture strategy and guides our investments and focus as we continue to enhance the employee experience and meet the evolving needs of our organization. 3.2. Our 2025 belonging aspirations The Board sets aspirations for building and supporting a workforce that reflects the breadth of backgrounds, perspectives, experiences, and skills, in the communities that we serve. With assistance from the People Committee, the Board evaluates progress against these aspirations on a quarterly basis. The Board believes that our 2025 aspirations are important to cultivate an engaged and high performing workforce at Telix, so has approved our 2026 focus areas to remain substantively unchanged. 10

TELIX PHARMACEUTICALS 2025 CORPORATE GOVERNANCE STATEMENT


Board
50%
50%
Female
Male
Group Executive Team
14%
86%
Female
Male
Senior Management
23%
77%
Female
Male
Band 3 employees
36%
64%
Female
Male
Total workforce
0.2%
60%
39.8%
Female
Male
Prefer not to say

2025	Status	2026
We aspire to maintain at least 40% of Directors identifying as men and at least 40% of Directors identifying as women in the composition of Telix's Board	Telix achieved this aspiration with 50% of Telix Directors identifying as women	We aspire to maintain at least 40% of Directors identifying as men and at least 40% of Directors identifying as women in the composition of Telix's Board
We aspire to identify and attract candidates identifying as women for Board and band 4 position vacancies, by including women in selection processes	Telix did not engage in any external recruitment processes for band 4 positions	We aspire to identify and attract candidates identifying as women for band 4 position vacancies
We aspire to appoint candidates identifying as women to at least 50% of senior position (band 3 and above) opportunities	Telix did not achieve this aspiration with 36.3% of appointments to senior positions (band 3 and above) positions being candidates who identify as women	We aspire to appoint candidates identifying as women to at least 50% of senior position (band 3 and above) opportunities
We aspire to offer at least 50% of internal promotions to employees identifying as women	Telix achieved this aspiration with 51.7% of internal promotions going to employees who identify as women	We aspire to offer at least 50% of internal promotions to employees identifying as women
We aspire to have a workforce comprised of not more than 55% of employees identifying as men and not more than 55% of employees identifying as women	Telix did not achieve this aspiration with 60% of the workforce identifying as men	We aspire to have a workforce comprising not more than 55% of employees identifying as men and not more than 55% of employees identifying as women
We aspire to achieve a year-on-year reduction of the gender pay gap, resulting in an overall gap of less than 10%	Telix achieved this aspiration	We aspire to maintain a gender pay gap of less than less than 10%
We aspire to achieve at least a 20% increase in the number of employees identifying as part of an underrepresented group (e.g. ethnicity, race, gender, LGBTIQ+ status, veteran status, disability status)	Telix achieved this aspiration	We aspire to maintain a workforce where at least 30% of employees identify as part of an underrepresented group (e.g. ethnicity, race, LGBTIQ+ status, veteran status, disability status)

Our long-term goals for creating a sense of belonging transcend any single year of business, and are sustained through business changes that alter the status of achievement against them, such as the 2025 acquisition of RLS Radiopharmacies which had a significant impact on the composition of the workforce. Decisions that impact individual employment and advancement are always case-by-case and merit-based.

4. Corporate responsibility

Reference documents

- *Code of Conduct*
- *Supplier Code of Conduct*
- *Anti-Bribery and Anti-Corruption Policy*
- *Whistleblower Protection Policy*
- *Modern Slavery Policy*
- *2024 Modern Slavery Statement*

Telix's values, its Code of Conduct and related policies inform Telix's approach to corporate responsibility.

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4.1. Group Values Our values are applicable across the Telix Group (Group Values) and serve as the foundation for everyday decision- making. A description of our Group Values is available on available at telixpharma.com/our-company/purpose-mission-values/. 4.2. Code of Conduct Telix’s Code of Conduct (Code), which was recently updated to reflect current regulations and practices, outlines our commitment to responsible business practices and ethical standards. The Code sets out the rights and obligations of our people when they are conducting Telix’s business and applies to Directors, employees, and consultants and contractors to the Telix Group. The Code’s overarching principles require Telix employees and partners to: • act in a way guided by Telix’s values, including acting in the best interests of Telix and with transparency, honesty and integrity; • comply with the laws and regulations which apply to Telix and its operations; • comply with the Code and Telix policies and procedures; • disclose material relationships with employees or partners, collaborators, business partners, customers and/or suppliers; • deal honestly, ethically and fairly with Telix’s suppliers, customers, competitors and employees; • take reasonable steps to avoid any conflict of interest, actual or potential, in connection with their employment; • not knowingly participate in any illegal or unethical activity; • not enter into any arrangement or participate in any activity that would conflict with the interests of Telix (directly or indirectly); • conduct themselves in a manner, both within and outside working hours and including at formal or informal work- related social events, which would not be likely to negatively impact the integrity or reputation of Telix; • not take advantage of Telix’s property or information or their position (or opportunities arising from these) for personal gain, or in a way that is detrimental to Telix's lawful interests; • not take advantage of or misuse a third party’s property or information; and • immediately report any concern about a possible breach of the Code. Our Code includes multiple reporting channels for suspected breaches and is linked to the Whistleblower Protection Policy. All employees are required to undertake regular training on the Code. The Board is informed of any material breaches of the Code. We post on our website all disclosures that are required by law, or the listing rules or standards of the ASX or Nasdaq, concerning any amendments to, or waivers from, any provision of our Code. Telix’s Supplier Code of Conduct (Supplier Code) sets out expectations for the conduct of Telix business by our partners and suppliers. The Supplier Code complements Telix’s Code. The Code is available in English, French and Japanese at ir.telixpharma.com/governance/documents-charters, and our Supplier Code can be found at telixpharma.com/our-company/sustainability/. 4.3. Modern slavery Telix is committed to its people, and the protection of human rights. We have a Modern Slavery Policy, confirming our commitment to addressing any instances of modern slavery and human rights abuses in our operations and supply chains. Our Modern Slavery Policy can be found at ir.telixpharma.com/governance/documents-charters. In May 2025, the Board approved Telix’s third Modern Slavery Statement for 2024 as required by the Australian Modern Slavery Act 2018 (Cth) and other applicable laws. The statement details the steps the Telix Group undertakes to identify, assess and address modern slavery risks, including progress against our 2023 focus areas, and can be found at telixpharma.com/our-company/sustainability/. 12

4.4. Whistleblower protection Telix is committed to ensuring that its employees, contractors, suppliers and other business partners can raise concerns regarding any potential misconduct and to have such concerns appropriately investigated. This commitment is implemented through our Code and Whistleblower Protection Policy. Our Whistleblower Protection Policy, available in English, French and Japanese at ir.telixpharma.com/governance/ documents-charters, was recently updated for changes in law, internal and external best practices and to address changes in Telix’s operational growth and expansion. The Policy outlines mechanisms, including internal systems for employees and independent external 24/7 telephone and internet hotline services for employees, contractors, suppliers and business partners. Each reporting mechanism enables individuals to raise concerns in a confidential and anonymous (where permissible by law) manner without being subject to any form of detriment or retaliation. The Board, assisted by the ARC with respect to accounting, internal controls or auditing matters, has oversight of matters reported under the Whistleblower Protection Policy. 4.5. Ethical conduct of research Telix is involved in testing potential new medicines on both animals and humans, which is an essential requirement of international medicine development and regulatory approval processes. All such studies undertaken are developed in association with medical, scientific and regulatory experts, and in accordance with applicable national and international ethical and scientific codes, including Australia’s National Health and Medical Research Council and the International Council for Harmonization of Technical Requirements for Pharmaceuticals for Human Use. Studies are only commenced after necessary ethics approvals have been received from the institution or clinical site at which studies are to be carried out. 4.6. Anti-bribery and anti-corruption Telix has zero tolerance for acts of bribery and corruption by any of our employees, Directors, officers or third-party representatives acting on Telix’s behalf. Telix is committed to complying with all applicable anti-bribery and anti- corruption laws in its operations and takes the national and international scope of applicable laws seriously to ensure that both the Company and individuals are compliant. Telix has training programs for employees across the Telix Group to raise awareness of Telix’s standards. We have an Anti-Bribery and Anti-Corruption Policy, available at ir.telixpharma.com/ governance/documents-charters which builds on Telix’s position in the Code to ensure Telix’s people are at all times acting ethically and with integrity (one of Telix’s Group Values) and protecting Telix’s reputation. The Board is informed of any material breaches of the Policy. 5. Risk management and financial reporting Reference documents • Audit and Risk Committee Charter • 2025 Annual Report 5.1. Role of the Audit and Risk Committee The ARC assists the Board in overseeing and reviewing the integrity of financial and corporate reporting, risk appetite and the effectiveness of the ERMF, compliance systems and internal control framework, the legality, propriety and materiality of related party transactions, and the external and internal audit functions. In addition, the Audit and Risk Committee has oversight of Telix’s sustainability strategy and reporting framework, including in respect of healthcare and environmental governance and performance (including related to climate change). During 2025, the ARC has, in conjunction with management, reviewed Telix’s ERMF to satisfy itself that continues to be sound, with planned continuous improvement measures in place, and that Telix is operating with due regard to the risk appetite set by the Board. GET and other senior executives and internal and external auditors attend Committee meetings on invitation by the ARC. The ARC holds regular meetings with the internal and external auditors, including separately without the management team or MD & CEO present. Any Director who is not a member of the ARC may attend any meeting of the Committee in an ex- officio capacity. 5.2. Enterprise Risk Management Framework Telix has adopted and follows an ERMF that incorporates the principles of effective risk management, as set out in the Global Risk Management Standard ISO 31000, to identify, evaluate, monitor and manage risks in the Telix Group - to improve business performance, remain innovative and establish competitive advantage, anticipate and communicate 13

TELIX PHARMACEUTICALS 2025 CORPORATE GOVERNANCE STATEMENT
uncertainties, reduce operational losses and surprises, and protect Telix's reputation. Our ERMF data informs leaders in their decision making from prioritizing activities, to resourcing, to escalation.

Risk and opportunity is managed through objective and consistent identification, assessment, monitoring, measurement and reporting across the Telix Group. Management executes daily risk management activities, including by making decisions within stated Board-delegated authority, ensuring employees understand their responsibilities for managing risk through a "three lines" model, and establishing internal controls and guidance for the implementation of the ERMF.

In the "three lines" model, the first line, consisting of the business units and expert teams, executes core processes and controls. The second line, comprising the Enterprise Risk Management function, sets policies, establishes frameworks to manage risks, and delivers training and guidance to the first line. The third line, which constitutes internal and external audit, provides independent review of the first and second lines.

Ultimate risk management oversight sits with the Board. The Board, with the assistance from the ARC, sets the risk appetite, within which it expects management to operate, and considers Telix's risk profile on a regular basis to ensure it supports the achievement of Telix's strategic and corporate goals.


BOARD OF DIRECTORS
Governance and ultimate oversight of enterprise risk management
AUDIT AND RISK COMMITTEE OF THE BOARD
Risk management oversight and key strategic risk review
INTERNAL AUDIT
(3rd line)
ENTERPRISE RISK MANAGEMENT FUNCTION
(2nd line)
EXECUTIVE RISK FORUM
Review and agree on strategic risks
(1st line)
FUNCTIONAL LEADERSHIP
Assess and manage function/BU level risk (1st line)
Risk and reporting lines
RISK CHAMPIONS AND COMMITTEES
Assess and manage risk within business areas (1st line)

5.3. External auditor

One of the primary functions of the ARC is to review and monitor the performance and independence of the external auditor.

Telix's external auditor for the 2025 financial year was PricewaterhouseCoopers (PwC), who were appointed by shareholders at Telix's 2018 AGM.

The ARC has established a policy in relation to the engagement of the external auditor for permitted non-audit services to review the independence of the external auditor. During the financial year, the ARC considered the nature of non-audit services provided by the external auditor and is satisfied that the services provided, and the amount paid for those services, did not compromise the independence of the external auditor. Details of fees paid (or payable) to PwC for non-audit services provided to the Telix Group during the 2025 financial year are set out in Items 6.C "Board Practices" and 16.C "Principal Accountant Fees and Services" of the Form 20-F in our 2025 Annual Report, available at ir.telixpharma.com/reports.

PwC has provided an independence declaration to the Board for the reporting period. The declaration forms part of our 2025 Annual Report and included as Exhibit 15.2. The ARC (including during the reporting period) undertakes a formal review of the appropriateness of continuing with the incumbent audit firm prior to approving the appointment of a new signing partner by rotation.

The external auditor attends each AGM and is available to answer questions from shareholders relevant to the conduct of the audit, the preparation and content of the auditor's report, the accounting policies adopted by Telix in relation to the preparation of the Financial report and the independence of the auditor in relation to the conduct of the audit.

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5.4. Internal auditor Another important function of the ARC is to review and monitor the performance of Telix’s internal audit activities. KPMG has been appointed as Telix’s internal audit function. The role of Telix’s internal audit function is to provide independent and objective assurance to the ARC and management team regarding the effectiveness of Telix’s risk management processes (including the state of any material risks) and internal compliance and control systems, which comprise various Telix policies, processes, practices and procedures. An internal audit plan is prepared by the internal auditor and reviewed and approved by the ARC on an annual basis (for the upcoming financial year). The internal audit plan seeks to cover, on a rolling basis, all significant activities of Telix, including its controlled entities and their operations. Telix’s internal auditor may be requested to perform other management requested reviews as required. 5.5. Integrity in financial reporting and regulatory compliance The Board is committed to the integrity and quality of its financial reporting, risk management and compliance and control systems. Prior to giving their Directors’ declaration in respect of the annual and half-year financial statements, the Board requires the MD & CEO and CFO to each sign a written declaration to the Board, to the effect that, in their opinion, the financial records of the entity have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the Company and/or Group (as applicable), and that their opinion has been formed on the basis of a sound system of risk management and internal control, which is operating effectively. This written declaration was received by the Board prior to its approval of the half-year and annual financial statements for the financial year ended December 31, 2025. During 2025, before approving any additional market updates on Telix’s financial performance and key business activities, the Board received a declaration from the MD & CEO and CFO stating that in their opinion the Company’s unaudited financial information included in the market updates for the period: • is true and correct; • has been formed on the basis of financial records of the Company and Group, which have been properly maintained and comply with the relevant accounting standards and give a true and fair view in all material respects of the Company’s financial position and performance; and • has been formed based on a sound system of risk management and internal control which is operating effectively. In addition, the Board, with assistance from the ARC, is responsible for ensuring compliance with the U.S. Sarbanes-Oxley Act of 2002, including establishing, maintaining and assessing the adequacy of the Company’s internal controls, including with respect to its disclosure controls and procedures, and internal control over financial reporting, as required. 5.6. Verification of unaudited reports Telix has a corporate reporting process in place to review the accuracy of information (which includes whether the information is balanced) so that investors can make informed investment decisions. This includes processes to verify the integrity of any periodic corporate report that Telix releases to the market that is not audited or reviewed by the external auditor. The verification process varies depending on the particular release but generally involves: • confirmation by individuals responsible for the information that, to the best of their knowledge and belief, the information is accurate and not misleading; • providing source material or supporting information for particular disclosures; • review of the report or document by the relevant internal subject matter expert(s), and in some cases external advisers; and • approval by the individual(s) responsible for the corporate report and confirmation that it is appropriate for release. 15

5.7. Sustainability risks Telix actively manages a range of principal risks and uncertainties with the potential to have a material impact on the Telix Group and its ability to achieve its strategic and business objectives. During 2025, the strategic risk profile of the Telix Group was re-assessed to ensure appropriate identification of risks and opportunities in respect of the Telix Group’s near-, medium- and long-term objectives. Key risks, including any applicable environmental and social sustainability risks and Telix’s material exposure and tactics to manage these risks are set out in the Sustainability report in our 2025 Annual Report available on ir.telixpharma.com/reports. In addition, further detail regarding Telix’s ongoing efforts to operate ethically and responsibly with respect to sustainability are also set out in the Sustainability report in our 2025 Annual Report available on ir.telixpharma.com/reports. 6. Shareholder engagement and disclosure Reference documents • Continuous Disclosure Policy 6.1. Continuous disclosure Our Continuous Disclosure Policy is available on ir.telixpharma.com/governance/documents-charters and details the Company’s procedures to ensure compliance with applicable legal and regulatory requirements, including under the Corporations Act, U.S. federal securities laws, and the listing rules of ASX, Nasdaq and SGX. The Policy is reviewed regularly to ensure compliance with applicable laws and listing rules and guidance on continuous disclosure. Amendments to the Policy are approved by the Board. It applies to all Directors, Telix team members and consultants, contractors or advisors acting on behalf of the Telix Group. The Policy’s purpose is to ensure: • compliance with legal obligations to identify and keep the market fully informed of material information; • that access to material information is protected and controlled until such material information is announced to the market; • Telix meets its continuous disclosure obligations; and • that investors are provided with equal and timely access to material information. The Disclosure Committee approves draft market releases not approved by the full Board as required, often on very short notice, to ensure compliance with Telix’s continuous disclosure requirements. Directors receive a copy of all ASX disclosures promptly following release. The Company Secretary is responsible for communications with the ASX, SGX, Nasdaq and SEC. 6.2. Shareholder engagement In addition to our formal disclosure obligations, Telix uses several additional means of communicating and engaging with shareholders. These include: • trading updates, including half-year and annual reports; • posting news releases, public announcements, notices of general meetings and voting results, and other investor- related information on ir.telixpharma.com/. Information about Telix is also communicated through a range of other channels, such as Facebook and LinkedIn; • engagement with proxy advisors, investor representatives and the Australian Shareholders Association; and • AGMs, including webcasting, which facilitates shareholders worldwide to view and a reasonable opportunity to participate in proceedings. Other shareholder engagement activities include: • participating in Telix’s investor relations program, which includes investor roadshows and ad-hoc investor meetings and conference calls with institutional investors, private investors and sell-side analysts. Any new or substantive investor or analyst presentations are released on the ASX platform ahead of the presentations; • giving shareholders the option to receive communications from, and send communications to, Telix and its share and depository registries electronically; and 16

• encouraging shareholders to provide Telix with their questions ahead of the AGM. This helps us to understand shareholder issues and concerns and enables us to address key shareholder feedback. Telix’s practice is to put all substantive resolutions to a vote by poll at AGMs and any other general meetings. The Board is committed to monitoring ongoing developments that may enhance communication with shareholders, including technological developments, regulatory changes and the continuing development of ‘best practice’ in the market. Telix has a dedicated investor relations page on ir.telixpharma.com/, which supplements the communication to shareholders in our 2025 Annual Report and this statement, including regarding Telix’s corporate governance policies and practices. 7. Securities dealing Reference documents • Securities Dealing Policy We have a comprehensive Securities Dealing Policy available on ir.telixpharma.com/governance/documents-charters which applies worldwide to the Telix Group, their directors, officers, executive and senior management, and other employees, as well as Telix’s consultants, contractors, vendors, collaboration partners or advisors, acting on behalf of Telix or the Group with access to inside information. The Policy was updated during the reporting period to focus on principles and changes in governance practices. It aims to inform all persons to whom the Policy applies of the laws relating to insider trading, to provide them with practical guidance for avoiding unlawful transactions in Telix securities and to protect the reputation of Telix. Our Securities Dealing Policy also prohibits short-term or speculative dealing in Telix securities, or any hedging arrangements, that operate to limit the economic risk associated with holding Telix securities, or margin loan arrangements in relation to Telix securities (including securities awarded under Telix’s equity incentive plans and obtained under our Employee Share/Stock Purchase Plans), and other companies’ securities. A copy of our current Securities Dealing Policy has been lodged with the ASX in accordance with Listing Rule 12.9. 8. US requirements Reference documents • 2025 Annual Report on Form 20-F Telix is a registrant with the SEC in the U.S. In the U.S., Telix is classified as a “foreign private issuer” and has American Depositary Shares listed on the Nasdaq Global Select Market. We have reviewed the governance requirements applicable to foreign private issuers, including the rules promulgated by the SEC and the Nasdaq listing rules, and are satisfied that we comply with those requirements. Under Nasdaq listing rules, foreign private issuers such as Telix are required to disclose any significant ways our corporate governance practices differ from those followed by U.S. companies under Nasdaq corporate governance standards. After a comparison of our corporate governance practices with the requirements of the Nasdaq listing rules followed by U.S. companies, we identified the following significant permitted differences: • We rely on an exemption from the requirement that our independent directors meet regularly in executive sessions. In contrast to Nasdaq requirements, the ASX listing rules and the Corporations Act do not require the independent directors of an Australian company to have executive sessions. • We rely on an exemption from the quorum requirements applicable to meetings of shareholders under Nasdaq rules. While Nasdaq requires that an issuer provide for a quorum as specified in its bylaws for any meeting of the holders of ordinary shares, which quorum may not be less than 33 1/3% of the outstanding shares of an issuer’s voting ordinary shares, our Constitution provides that two shareholders present and entitled to vote on a resolution at the meeting shall constitute a quorum for a general meeting. • We rely on an exemption from the requirement that the responsibility for the appointment of the independent registered public accounting firm be made by the audit committee. While our ARC is directly responsible for remuneration and oversight of the independent registered public accounting firm, the ultimate responsibility for the appointment of the independent registered public accounting firm rests with our shareholders in accordance with Australian law and our Constitution. In accordance with SEC Rule 10A-3 under the Securities Exchange Act of 1934, as amended, our ARC is responsible for the annual auditor engagement and if there is any proposed change to the independent registered public accounting firm, the ARC will make a recommendation to our Board, which would then be considered by our shareholders at an AGM of shareholders. • We rely on an exemption from the requirement prescribed by Nasdaq that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, changes of controls or private placements of 17 securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and rules differ from Nasdaq requirements, with the ASX listing rules providing generally for the ability to seek prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% of our issued share capital in any 12 month period (but, in determining the available issue limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties, certain substantial shareholders and their respective associates (as defined in the ASX listing rules) and (iii) directors or their associates acquiring securities under an employee incentive plan. 18

TELIX PHARMACEUTICALS 2025 CORPORATE GOVERNANCE STATEMENT

Company directory

Directors

Mark Nelson (Interim Chair)

Christian Behrenbruch (Managing Director and Group Chief Executive Officer)

Marie McDonald

Jann Skinner

Company Secretary

Genevieve Ryan

Registered Office

Telix Pharmaceuticals Limited

55 Flemington Road, North Melbourne VIC 3051

info@telixpharma.com

www.telixpharma.com

Australian Business Number

85 616 620 369

Securities Exchange Listings

Australian Securities Exchange ASX Code: TLX

Nasdaq Stock Market Nasdaq Code: TLX

Auditor

PricewaterhouseCoopers

2 Riverside Quay, Southbank VIC 3006

Share Registry

MUFG Corporate Markets (AU) Limited

A division of MUFG Pension & Market Services (Formerly Link Market Services)

Locked Bag A14

Sydney South NSW 1235 Australia

P: 1300 554 474

F: (02) 9287 0303

www.mpms.mufg.com

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Depository Registry JP Morgan Chase Bank N.A. Shareowner Services P.O. Box 64504 St. Paul, MN 55164-0854 General (within US) +1 800 990 1135 From outside the US +1 651 453 2128 www.shareowneronline.com 20

TELIX PHARMACEUTICALS 2025 CORPORATE GOVERNANCE STATEMENT Registered Office Telix Pharmaceuticals Limited 55 Flemington Road North Melbourne VIC 3051 Australia If any amendments to this Corporate Governance Statement are required, they will be disclosed to the ASX and posted on Telix’s website (telixpharma.com) under the “Investor centre” section.